[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

February 17, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549
Attn: Mr. Brad Skinner

Re:	Liberate Technologies —
Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

As you know, on February 7, 2005, our client, Liberate Technologies, a Delaware corporation (the “Company”) filed a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”), pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, relating to a special meeting of the Company’s stockholders to consider and vote on a proposal to approve and adopt an asset purchase agreement  (the “Asset Purchase Agreement”) between the Company, its subsidiary and Double C Technologies, LLC (“Double C”), a Delaware limited liability company majority owned and controlled by Comcast Corporation, with a minority investment by Cox Communications, Inc., and the sale to Double C of substantially all of the assets relating to the Company’s North America business (as that term was defined in the Asset Purchase Agreement) (the “Asset Sale”).   As suggested by Mr. Robert Bell of your office in our telephone conversation on February 15, 2005, we are submitting this letter on behalf of the Company, to provide the staff of the Commission (the “Staff”) with the Company’s rationale for omitting from the Preliminary Proxy unaudited financial statements for the assets being sold to Double C.  As the Staff is aware, the Preliminary Proxy does include pro forma financial information giving effect to the Asset Sale (the “Pro Forma Financial Information”).

The Company is aware of the guidance provided by the Staff in (i) Question 6 under Subsection H. (Financial Statements) of Section I (Regulation M-A) of the Third Supplement (July 2001) to the Manual of Publicly Available Telephone Interpretations and (ii) the discussion under Topic Two, Section IV(F) (Other Financial Statements Required — Disposition of a Business) of the Division of Corporate Finance’s Accounting Disclosure Rules And Practices training materials.  However, the Company respectfully submits that providing historical financial information for the assets being sold to Double C in the Asset Sale (“Asset-Specific

Historical Financials”) to the Company’s stockholders would (i) be burdensome to assemble and (ii) offer little or no additional, meaningful information to the Company’s stockholders.  The Company believes that the Pro Forma Financial Information provides the Company’s stockholders all the material financial information relevant to a decision to support or reject the proposed Asset Sale.

The assets to be sold in the Asset Sale include certain North American patents and other intangible property of the Company, the ability to offer employment to certain employees of the Company and one customer contract (other than Comcast and Cox).  These assets were identified as the Company’s “North America business” for the first time during the course of negotiations with Double C.  The Company has not historically accounted for those assets as a separate operation, segment, division or business.  Accordingly, the inclusion of Asset-Specific Historical Financials as a stand-alone business would impose a burden on the Company of creating full financial statements, ex post facto, for a business that has never been considered as separate for any purpose by the Company.

The exercise of creating Asset-Specific Historical Financials will necessarily involve subjective judgments by the Company.  For example, the Company historically sold a number of different software platforms in North America and licensed technology from various third parties for inclusion in these software offerings.  However, since the Company had never considered these assets to be separate businesses, the Company’s records do not allocate the cost of any third party technology between the various software offerings of the Company, and any allocation in hindsight will require significant assumptions and judgments by the Company’s personnel and accountants.  Such a task is made even more difficult given that none of the accounting and finance staff of the Company as of May 31, 2003 are currently with the Company.

Furthermore, due to the dramatic restructuring of the Company over the past few years, any Asset-Specific Historical Financials would describe a business that is fundamentally different than the reality of the Company’s current operations and would provide little or no meaningful information to the Company’s stockholders relevant to their decision of whether to approve the Asset Sale.  The Company has gone from being an enterprise of 676 employees at its peak in August 2002, with 62 customers in North America alone which accounted for revenues of $30.4 million for the year ended May 31, 2002 (most of which were related to technology and services that are no longer offered by the Company) to being an employer of 159 individuals, with a single North American customer (other than Cox), that accounts for approximately $2 million in revenue annually.    Any Asset-Specific Historical Financials that the Company assembles would reflect past performance of a business that not only has never existed as a separate entity, but in fact no longer exists, given the dramatic restructuring of the Company and its operations.

By contrast, the Pro Forma Financial Information provides the Company’s stockholders with meaningful information regarding the pro forma financial effects of the Asset Sale on the continuing business of the Company.  The Pro Forma Financial Information, and the notes included therein, show quite directly the financial impact of the sale of the specific assets proposed to be sold to Double C.  This presentation allows the Company’s stockholders to see the historical statement of operations and recent balance sheet related to the assets being sold, assess the Company’s business without the assets being sold, consider the proceeds that the Company will receive in the Asset Sale and make an informed decision with respect to the proposal to approve the Asset Purchase Agreement and the Asset Sale, without requiring the Company to incur the costs and delays inherent in creating Asset-Specific Historical Financials.

We would appreciate an opportunity to discuss this matter further with the Staff and provide further information that you may require.  Please call the undersigned at (650) 470-4530 at your convenience.

Very truly yours,

/s/ Kenton J. King

Kenton J. King

cc: Mr. Robert Bell